



11017764

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

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SEC FILE NUMBER
8-67051

REPORT FOR THE PERIOD BEGINNING _____01/01/2010_____ AND ENDING____12/31/2010____

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CSP Securities, LP

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM ID. NO.

13355 Noel Road, Suite 1050
(No. and Street)

Dallas	Texas	75240
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

8750 N. Central Expressway, Suite 300	Dallas	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information
contained in this form are no required to respond unless the form displays
a currently valid OMB control number.



OATH OR AFFIRMATION

I, __Clay Deniger_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __CSP Securities, LP_____, as of __December 31_____, 2010 are true and correct. I further swear (or affirm) that neither the Partnership nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-solidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CSP SECURITIES, LP

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2010

CSP SECURITIES, LP

CONTENTS



CF & Co., L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS



RECEIVED

FEB 2 8 2011

189

INDEPENDENT AUDITOR'S REPORT



To the General Partner of
CSP Securities, LP

We have audited the accompanying statement of financial condition of CSP Securities, LP, as of December 31, 2010, and the related statements of income, changes in partners' capital, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CSP Securities, LP as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
February 25, 2011

8750 N. Central Expressway, Suite 300 • Dallas, Texas 75231-6464 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

REGISTERED WITH THE PCAOB •
MEMBERS: AICPA • CENTER FOR AUDIT QUALITY • TSCPA • EBPAQC •
CPAMERICA INTERNATIONAL AN AFFILIATE OF HORWATH INTERNATIONAL •
THE INTERNATIONAL ACCOUNTING GROUP (TIAG) • WORLD SERVICES GROUP

CSP SECURITIES, LP
Statement of Financial Condition
December 31, 2010

ASSETS

Cash	$ 1,279,998
Accounts receivable	791,695
Prepaid expenses	7,447
Total Assets	$ 2,079,140

LIABILITIES AND PARTNERS' CAPITAL

Liabilities:	
Incentive fees payable	$ 253,575
State margin tax payable	44,414
	297,989
Partners' capital	1,781,151
Total Liabilities and Partners' Capital	$ 2,079,140

The accompanying notes are an integral part of these financial statements.

CSP SECURITIES, LP
Statement of Income
For the Year Ended December 31, 2010

Revenue:	
Success fees	$ 7,376,031
Consulting fees	100,000
	7,476,031
Expenses:	
Management fees	1,200,000
Incentive fees	951,473
Other	72,899
	2,224,372
Income before income taxes	5,251,659
State income taxes	44,631
Net Income	$ 5,207,028

The accompanying notes are an integral part of these financial statements.

CSP SECURITIES, LP
Statement of Changes in Partners' Capital
For the Year Ended December 31, 2010

	General Partner	Limited Partner	Total
Balance at December 31, 2009	$ 100,900	$ 998,223	$ 1,099,123
Capital distributions	--	(4,525,000)	(4,525,000)
Net income	52,070	5,154,958	5,207,028
Balance at December 31, 2010	$ 152,970	$ 1,628,181	$ 1,781,151

The accompanying notes are an integral part of these financial statements.

Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2010

Balance at December 31, 2009	$	--
Increases		--
Decreases		--
Balance at December 31, 2010	$	--

The accompanying notes are an integral part of these financial statements.

CSP SECURITIES, LP
Statement of Cash Flows
For the Year Ended December 31, 2010

Cash flows from operating activities:

Net income	$ 5,207,028
Adjustments to reconcile net income to net	
cash provided (used) by operating activities:	
Change in assets and liabilities:	
Decrease in accounts receivable	248,398
Decrease in prepaid expense	490
Increase in incentive fees	234,820
Decrease in payable to related party	(20,804)
Increase in state margin tax payable	34,698
Net cash provided (used) by operating activities	5,704,630

Cash flows from investing activities   --

Cash flows from financing activities

Capital distributions	(4,525,000)
Net cash provided (used) by financing activities	(4,525,000)
Net increase in cash and cash equivalents	1,179,630
Cash and cash equivalents at beginning of year	100,368
Cash and cash equivalents at end of year	$ 1,279,998

Supplemental schedule of cash flow information:

Income taxes paid	$ 9,499

The accompanying notes are an integral part of these financial statements.

Note 1 -   Summary of Significant Accounting Policies

Organization and Business Activity

CSP Securities, LP (the "Partnership"), a Delaware limited partnership, is a broker-dealer in securities registered with the Securities and Exchange Commission under ("SEC") Rule 15c3-3(k)(2)(i) and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Partnership began operation on January 26, 2006.

The Partnership raises capital from sophisticated institutional and commercial investors for high quality investment firms specializing in private equity and other alternative asset investment strategies.

The General Partner, Capstone Partners GP, LLC, manages the affairs of the Partnership.

Accounts Receivable

The Partnership utilizes the direct write-off method to record bad debts. Management believes that there were no material uncollectible accounts included in accounts receivable at year end.

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

No provision for federal income taxes is required since the partners of the Partnership report their proportionate share of partnership taxable income or loss on their respective federal income tax returns. Such income or losses are proportionately allocated to the partners based upon their ownership interests.

Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

Note 1 -   Summary of Significant Accounting Policies, continued

The Partnership's federal and state income tax returns are subject to examination over various statues of limitations generally ranging from three to four years.

Allocation of Income and Loss

Income or loss of the Partnership is generally allocated 99% to the Limited Partner, Capstone Partners, LP and 1% to the General Partner.

Revenue Recognition

Success fees are reflected in the period in which earned. Expense reimbursements are reflected in the period in which the corresponding expense is reflected.

Note 2 -   Accounts Receivable

It is expected that $805,313 of the accounts receivable balance will be collected at various times through 2013. In order to reflect the fair value of these receivables at December 31, 2010, the Partnership reflected the receivables at $791,695, assuming a discount rate of 4.875%.

Note 3 -   Related Party

During 2010, the Partnership incurred a management fee of $1,200,000 paid to the Limited Partner under an agreement that calls for a minimum management fee of $100,000 per month.

The Limited Partner and the General Partner are related parties under common control and the existence of that control could create operating results and financial positions different than if the entities were autonomous.

Note 4 -   Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, a minimum net capital requirement must be maintained, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2010, the Partnership had net capital of approximately $1,235,584 and net capital requirements of $5,000. The ratio of aggregate indebtedness to net capital was .04 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 4 -   Net Capital Requirements, (continued)

Capital distributions to partners can be made under a capital distribution policy approved by the General Partner. Periodic distributions approved by the General Partner may be made to enable the partners to pay federal income taxes on Partnership profits, among other purposes.

Note 5 -   Possession or Control Requirements

The Partnership holds no customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(i).

Note 6 -   Concentration Risk

During 2010, 75% of the Partnership's revenue was earned from one source and 95% of accounts receivable at December 31, 2010 was due from two sources. At December 31, 2010, all incentive fees payable were to one source.

The Partnership maintains cash balances that may at various times exceed federally insured amounts.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

For the Year Ended
December 31, 2010

Schedule I

<u>CSP SECURITIES, LP</u>
<u>Computation of Net Capital Under Rule 15c3-1</u>
<u>of the Securities and Exchange Commission</u>
<u>As of December 31, 2010</u>

COMPUTATION OF NET CAPITAL

Total partners' capital qualified for net capital		$ 1,781,151
Add:		
Other deductions or allowable credits		--
Total capital and allowable subordinated liabilities		1,781,151
Deductions and/or charges		
Non-allowable assets:		
Other receivables less direct related payables	$ (538,120)	
Prepaid expenses	(7,447)	(545,567)
Net capital before haircuts on securities positions		1,235,584
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f)):		--
Net capital		$ 1,235,584

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition		
State margin tax payable		$ 44,414
Total aggregate indebtedness		$ 44,414

CSP SECURITIES, LP
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2010

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 2,961
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 1,230,584
Excess net capital at 1000%	$ 1,231,143
Ratio: Aggregate indebtedness to net capital	.04 to 1

RECONCILIATION WITH PARTNERSHIP'S COMPUTATION

There were no material differences in the computation of net capital under Rule 15c 3-1 from the Partnership's computation.

CSP SECURITIES, LP
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2010

EXEMPTIVE PROVISIONS

The Partnership has claimed an exemption from Rule 15c3-3 under section (k)(2)(i), in that the Partnership does not hold customers' monies or securities.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended December 31, 2010



CF & Co., L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL
CONTROL REQUIRED BY SEC RULE 17a-5

To the General Partner of
CSP Securities, LP

In planning and performing our audit of the financial statements and supplemental information of CSP Securities, LP (the "Partnership"), as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

8750 N. Central Expressway, Suite 300 • Dallas, Texas 75231-6464 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

REGISTERED WITH THE PCAOB •
MEMBERS: AICPA • CENTER FOR AUDIT QUALITY • TSCPA • EBPAQC •
CPAMERICA INTERNATIONAL AN AFFILIATE OF HORWATH INTERNATIONAL •
THE INTERNATIONAL ACCOUNTING GROUP (TIAG) • WORLD SERVICES GROUP

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the General Partner, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
February 25, 2011

Independent Auditor's Report

On The SIPC Annual Assessment

Required By SEC Rule 17a-5

Year Ended December 31, 2010



CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON THE SIPC ANNUAL
ASSESSMENT REQUIRED BY SEC RULE 17a-5

To the General Partner of
CSP Securities, LP

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by CSP Securities, LP and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating CSP Securities, LP compliance with the applicable instructions of the Assessment Reconciliation (Form SIPC-7). Management is responsible for CSP Securities, LP compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements records entries (cash disbursements journal) noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
February 25, 2011

8750 N. Central Expressway, Suite 300 • Dallas, Texas 75231-6464 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

REGISTERED WITH THE PCAOB •
MEMBERS: AICPA • CENTER FOR AUDIT QUALITY • TSCPA • EBPAQC •
CPAMERICA INTERNATIONAL AN AFFILIATE OF HORWATH INTERNATIONAL •
THE INTERNATIONAL ACCOUNTING GROUP (TIAG) • WORLD SERVICES GROUP

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended Dec 31, 20 10
(Read carefully the Instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067051 FINRA DEC
CSP SECURITIES LP 19*19
13355 NOEL RD STE 1050
DALLAS TX 75240-6830

AMENDMENT

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (Item 2e from page 2)

$ 18,690.08 ±.

B. Less payment made with SIPC-6 filed (exclude interest)

12938   7/21/10
Date Paid

(/   )

C. Less prior overpayment applied

(.   )

D. Assessment balance due or (overpayment)

5,752.08

E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward)

$ 5,752.08

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above)

$ 524.52 (5227.56 Pd on 2/14/11 remitted w/original SIPC-7 filing)

H. Overpayment carried forward

$(   )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CSP Securities, LP
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 24th day of February 20 11.

MANAGING PRINCIPAL
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____   _____   _____
       Postmarked   Received   Reviewed

Calculations _____

Documentation _____

Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Jan 1 , 20 10
and ending Dec 31 , 20 10
Eliminate cents

Item No.
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)

$ 7,476,032.75

2b. Additions:
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

0

2c. Deductions:
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C):

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.

$_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).

$_____

Enter the greater of line (i) or (ii)

Total deductions

0

2d. SIPC Net Operating Revenues

$ 7,476,032.75

2e. General Assessment @ .0025

$ 18,690.08
(to page 1, line 2.A.)

2

CSP SECURITIES, LP

December 31, 2010



CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS